AB 3/10

11018905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING RECEIVED FEB 28 2011 WASH, D.C. 211 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65354

KH 3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 34th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Tingley (212) 607-2690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/15

OATH OR AFFIRMATION

I, Kevin Tingley, managing member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Saratoga Capital, LLC (Company), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin Tingley, ~~Managing~~ Member

Sworn and subscribed to before me this 22nd day of February, 2011.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report (not required).	10 - 11
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	12 - 13

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2011

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Member of
Saratoga Capital, LLC

I have audited the accompanying balance sheet of Saratoga Capital, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC at December 31, 2010, and the results of its operations, changes in member's equity, and cash flows for year then ended in conformity with U.S. generally accepted accounting principals.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2011

SARATOGA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Cash	$	29,678
Receivable from clearing broker		808,317
Prepaid expense		7,066
Furniture and fixtures, net of accumulated depreciation		74,028
Security deposit		22,687
Other receivables		203,568
Total Assets	$	1,145,344

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	438,062
Commissions payable		126,002
Securities sold not yet purchased, at market		7,027
Total Liabilities		571,091
Contingencies		-
Member's equity		574,253
Total Liabilities and Member's Equity	$	1,145,344

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	5,599,178
Interest and dividends		82,235
Other		1,252,847
Total Revenues		6,934,260
Costs and Expenses:		
Salaries and related taxes		2,991,443
Clearing expenses		1,961,826
Travel and entertainment		315,129
Professional fees		93,890
Quote		468,851
Commission expenses		209,678
Research expenses		153,133
Guaranteed payments		180,000
Rent		237,709
Employee benefits		149,542
Office		43,559
Computer expenses		78,046
Dues and subscriptions		89,247
Interest expense		67,490
Telephone		46,418
Regulatory fees		34,780
Depreciation		36,719
Other		43,029
Utilities		26,934
SIPC		11,996
Repairs		2,874
Insurance		14,502
Taxes		2,049
Total Costs and Expenses		7,258,844
Net (loss)	$	(324,584)

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:	
Net (loss)	$ (324,584)
Depreciation	36,719
Adjustment to reconcile net (loss) to net cash (used) by operating activities:	
Decrease in receivable from clearing broker	490,457
Decrease in prepaid expense	32,563
Decrease in security deposit	48,999
(Increase) in other receivables	(64,087)
(Decrease) in bank overdraft	(21,745)
(Decrease) in accounts payable and accrued expenses	(588,260)
(Decrease) in commissions payable	(37,578)
Net Cash (Used) By Operating Activities	(427,516)
Cash Flows From Investing Activities:	
Purchase of furniture	(13,545)
Sold marketable securities at fair value	491,565
Securities sold not yet purchased, at market	7,026
Net Cash Provided by Investing Activities	485,046
Cash Flows From Financing Activities:	
Member's distributions-net of contributions	(28,350)
Net Cash (Used) by Financing Activities	(28,350)
Net Increase In Cash	29,180
Cash at beginning of the year	498
Cash at end of the year	$ 29,678

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's Equity
Balance, January 1, 2010	$ 927,187
Member's distributions - net	(28,350)
Net (loss)	(324,584)
Balance, December 31, 2010	$ 574,253

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

The Company was organized on May 31, 2001 as a New York Limited Liability Company conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

As a Limited Liability Company liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients. The sole owner of Saratoga Capital, LLC is Saratoga Financial Group, LLC (formerly known as RCM Saratoga Capital, LLC).

The Company clears all its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis, Vision Financial Markets LLC, and Interactive Brokers, LLC, securities transactions of the Company are cleared through these clearing companies and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because all customers' accounts, as defined by such rules, are carried by these clearing companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions, risk-less principal transactions, and from mark-ups and mark-downs on certain securities transactions.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Receivables from Clearing Broker

Receivables from clearing broker consist of money due from the Company's clearing firms, Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis and Interactive Brokers, LLC, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts was necessary at December 31, 2010.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis, Vision Financial Markets LLC, and Interactive Brokers, LLC with a cash balance of $500,000, $100,000, $100,000, $10,000 and $10,000, respectively.

Income Taxes

The Company is a single member limited liability Company and therefore is a disregarded entity for tax purposes. As a result the accompanying financial statements do not include any provision for federal or state income taxes. The Company, however, is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company's income is included in the income tax returns of its parent company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are depreciated using accelerated methods over their estimated useful lives of five to seven years.

3. OTHER RECEIVABLES

The Company provides securities-related services to other institutional clients. As of December 31, 2010, the Company was owed $195,558 from these clients. Based on experience, management believed no provision for uncollectible accounts was necessary, and none was made. Under Securities and Exchange Commission Rule 15c3-1 these receivables are a non-allowable asset and as a result subtracted from net capital.

4. NET CAPITAL

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010 the Company had net capital of $255,850. This amount was $217,777 and $210,850, respectively in excess of the amount required.

5. PENSION PLAN

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which substantially all employees may participate. In 2010, the Company made no contributions to this plan.

6. CONTINGENCIES

In the normal course of business the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL:	
Total member's equity	$ 574,253
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	(203,568)
Prepaid expense	(7,066)
Furniture and fixtures, net	(74,028)
Security deposit	(22,687)
Other	(10,000)
Net capital before haircuts on securities positions	256,904
Haircuts on securities positions	(1,054)
Undue concentration	-
Net Capital	$ 255,850
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 571,091
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 38,073
Minimum dollar net capital required	$ 5,000
Excess net capital	217,777
Excess net capital at 1,000%	$ 198,741
Percentage of aggregate indebtedness to net capital is	223%

The above computation does not differ materially from the December 31, 2010 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Saratoga Capital, LLC
590 Madison Avenue. 34th. Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Saratoga Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Saratoga Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Saratoga Capital, LLC's management is responsible for the Saratoga Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2011

SIPC-6

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending ______________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(33-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065354 FINRA DEC
SARATOGA CAPITAL LLC 5*5
D/B/A SARATOGA CAPITAL MARKETS
99 WALL ST FL 12
NEW YORK NY 10005-4320

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kevin Tingley, 212-607-2690

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 6,600.28

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 6,600.28

B. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

C. Total assessment and interest due $

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 6,600.28

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saratoga Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member
(Title)

Dated the 27 day of July, 20 10.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 6/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,847,327

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,207,217

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,207,217

2d. SIPC Net Operating Revenues $ 2,640,110

2e. General Assessment @ .0025 $ 6,600.28

(to page 1, line 2.A.)

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Saratoga Capital, LLC
590 Madison Ave, 34th FL
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kevin Tingley 212-607-2690

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 11,996.02
B.	Less payment made with SIPC-6 filed (exclude interest) 7/28/10 Date Paid	(6,600.28)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,395.74
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 5,395.74	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saratoga Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8 day of February, 20 11.

Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,934,259.72

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2,135,853.32

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 2,135,853.32

2d. SIPC Net Operating Revenues $ 4,798,406.40

2e. General Assessment @ .0025 $ 11,996.02

(to page 1 but not less than $150 minimum)

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Saratoga Capital, LLC

In planning and performing my audit of the financial statements and supplementary information of Saratoga Capital, LLC (the "Company") for the year ended December 31, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 22, 2011

SARATOGA CAPITAL, LLC

(SEC I.D. No. 8-65354)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL